EXHIBIT A

SCHEDULE OF TRANSACTIONS

Reporting Person	Date of Transaction	Number of Shares Acquired (Sold)	Approximate Price Per Share
Brad Bono	December 3, 2014	(2,000)	$6.72
Brad Bono	December 5, 2014	(7,000)	$6.81